UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2009

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Interim Consolidated Balance Sheet
Interim Unaudited Consolidated Statements of Earnings
Interim Unaudited Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income
Interim Unaudited Consolidated Statements of Retained Earnings and Contributed Surplus
Interim Unaudited Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On March 31, 2009, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 28, 2009.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2009 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2009 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: April 6, 2009

EXFO Reports Strong Quarterly Results Amid Difficult Market Environment

▪	Increases sales 7.1% year-over-year to US$46.4 million with book-to-bill ratio of 1.02
▪	Record protocol sales exceed 40% of Telecom Division revenues
▪	Recognizes multi-million dollar contract from Tier-1 North American wireless operator
▪	Captures No. 1 position in global fiber-optic test equipment market with 18.0% market share and 33.3% for portable installation and maintenance segment

QUEBEC CITY, CANADA, March 31, 2009—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) reported today strong financial results for the second quarter ended February 28, 2009.

Sales increased 7.1% to US$46.4 million in the second quarter of fiscal 2009 from US$43.3 million in the second quarter of 2008, but were flat compared to US$46.4 million in the first quarter of 2009. Net bookings improved 6.3% to US$47.3 million for a book-to-bill ratio of 1.02 in the second quarter of fiscal 2009 from US$44.5 million in the same period last year, but dropped 9.6% from US$52.3 million in the first quarter of 2009. At the mid-point of fiscal 2009, bookings and sales increased 12.9% and 10.1% year-over-year to US$99.6 million and US$92.7 million, respectively, for a book-to-bill ratio of 1.07.

Gross margin reached 60.4% of sales in the second quarter of fiscal 2009 compared to 58.3% in the second quarter of 2008 and 62.3% in the first quarter of 2009. After six months into fiscal 2009, gross margin attained 61.4% compared to 57.0% in the same period last year.

GAAP net earnings in the second quarter of fiscal 2009 amounted to US$2.7 million, or US$0.04 per diluted share, compared to US$4.0 million, or US$0.06 per diluted share, in the same period last year and US$5.3 million, or US$0.08 per diluted share, in the first quarter of fiscal 2009. GAAP net earnings in the second quarter of 2009 included US$1.0 million in after-tax amortization of intangible assets and US$0.3 million in stock-based compensation costs. It should be noted that EXFO benefited from a net US$1.2 million income tax recovery in the second quarter of 2008 and recorded a pre-tax, foreign exchange gain of US$4.6 million in the first quarter of fiscal 2009.

During the second quarter of fiscal 2009, EXFO closed the acquisition of Sweden-based PicoSolve Inc., a supplier of ultra-high-speed optical sampling oscilloscopes capable of characterizing transmission networks up to 500 Gbit/s. PicoSolve’s industry-leading oscilloscopes have been integrated in EXFO’s optical product offering for 40 Gbit/s and 100 Gbit/s R&D, manufacturing and deployment applications.

Following the quarter-end, EXFO was named recipient of the Growth Strategy Leadership Award by Frost & Sullivan for the fifth consecutive time. The award is presented to the company whose growth strategy generates the largest market-share gains in the global fiber-optic test equipment (FOTE) market during the previous research period. According to Frost & Sullivan, a leading global growth consulting firm, EXFO captured first place overall in the FOTE market with a market share of 18.0% in 2008 from third place with a market share of 12.7% in 2006. (Frost & Sullivan did not grant an award for market-share gains in 2007). Based on Frost & Sullivan’s market data, EXFO improved its leadership position in the portable installation and maintenance test market from 25.5% in 2006 to 33.3% in 2008.

“Given the challenging market environment and typical seasonality, I’m rather pleased with our revenue and earnings performance in the second quarter, as well as with our confirmed global market leadership in Optical testing and continued progress in our Protocol test and service assurance business that reached above 40% of Telecom Division revenues for the first time,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “Our early success in service assurance and wireless market reflects our alignment with key growth segments in the telecom industry. Our strong earnings performance, meanwhile, can be attributed to quality of execution and a favorable Canadian/US exchange rate.”

Unaudited Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q2 2009	Q2 2008	Q1 2009
Sales:
Telecom Division	$41,367	$37,435	$41,159
Life Sciences and Industrial Division	5,005	5,846	5,204
Total	$46,372	$43,281	$46,363

Earnings from operations:
Telecom Division	$2,117	$2,817	$1,355
Life Sciences and Industrial Division	482	818	738
Total	$2,599	$3,635	$2,093

Other selected information:
GAAP net earnings	$2,655	$4,024	$5,287
After-tax amortization of intangible assets	$1,034	$490	$1,098
Stock-based compensation costs	$325	$269	$322
Future income tax recovery	$–	$(2,715	$–
Effect of changes in Canadian tax rate	$–	$1,524	$–

Operating Expenses
Selling and administrative expenses amounted to US$15.8 million, or 34.1% of sales, in the second quarter of fiscal 2009 compared to US$13.7 million, or 31.6% of sales, in the same period last year and US$17.1 million, or 36.9% of sales, in the first quarter of 2009.

Gross research and development expenses totaled US$8.8 million, or 19.0% of sales, in the second quarter of fiscal 2009 compared to US$7.6 million, or 17.5% of sales, in the second quarter of 2008 and US$8.6 million, or 18.6% of sales, in the first quarter of 2009.

Net R&D expenses totaled US$7.3 million, or 15.8% of sales, in the second quarter of fiscal 2009 compared to US$6.2 million, or 14.3% of sales, in the same period last year and US$7.2 million, or 15.6% of sales, in the first quarter of 2009.

Second-Quarter Business Highlights
Market expansion — EXFO delivered sales growth of 7.1% year-over-year in the second quarter of 2009, including a combined US$9.2 million revenue contribution from Brix Networks and Navtel Communications. The company’s Protocol business, which includes Brix Networks and Navtel Communications, generated record quarterly sales, accounting for more than 40% of Telecom Division revenue. EXFO’s top customer accounted for 20.3% of sales in the second quarter largely due to a multi-million dollar IP service assurance contract from a Tier-1 North American wireless operator. Year-to-date in fiscal 2009, EXFO’s top customer represented 11.8% of sales and its top three customers 18.6%.

Profitability — GAAP net earnings amounted to US$2.7 million, or US$0.04 per diluted share, in the second quarter based on higher-margin protocol sales, cost-control initiatives and a favorable Canada/US exchange rate. At the mid-point of fiscal 2009, GAAP net earnings amounted to US$7.9 million, or US$0.12 per diluted share. In comparison, the company posted GAAP net earnings of US$3.9 million, or US$0.06 per diluted share, at the same period in 2008.

Innovation — EXFO launched seven new products in the second quarter, including a patent-pending distributed PMD analyzer that allows network operators to cost-effectively upgrade their networks to 40G and 100G by measuring the level of potentially debilitating PMD on each fiber section. The company also released a new software suite for Packet-over-OTN (Optical Transport Network) test applications in next-generation, IP networks; a new software suite for end-to-end testing of IMS (Internet Protocol Multimedia Subsystem) networks; and a new passive optical network (PON) power meter for fiber-to-the-home (FTTH) test applications. Following the quarter-end, EXFO introduced a portable, multi-layer platform (FTB-500) designed for high-end test applications in the field and central office; a high-performance optical spectrum analyzer (OSA) purpose-built for dense wavelength-division multiplexing (DWDM) network commissioning and network upgrades to 40G; and an optical time domain reflectometer (OTDR) optimized for FTTH applications and live fiber troubleshooting. Sales from products that have been on the market two years or less accounted for 41.4% of total sales in the second quarter of 2009 and 37.2% year-to-date in fiscal 2009.

Business Outlook
EXFO forecasted sales between US$45 million and US$50 million and GAAP net earnings between US$0.01 per diluted share and US$0.05 per diluted share for the third quarter of 2009. GAAP net earnings include US$0.02 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as stability in exchange rates compared to the previous quarter.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the second quarter of fiscal 2009. To listen to the conference call and participate in the question period via telephone, dial 1-416-641-6680. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on April 7, 2009. The replay number is 1-402-977-9141 and the reservation number is 21416112. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and service assurance industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market conditions, including slow-down or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

About EXFO
EXFO is a leading provider of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle ― from design to technology deployment and onto service assurance ― and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at February 28, 2009	As at August 31, 2008

	(unaudited)

Assets

Current assets
Cash	$9,230	$5,914
Short-term investments	48,898	81,626
Accounts receivable
Trade (note 4)	29,206	31,473
Other	3,374	4,753
Income taxes and tax credits recoverable	2,557	4,836
Inventories (note 5)	28,869	34,880
Prepaid expenses	1,637	1,774
Future income taxes	9,603	9,140

	133,374	174,396

Tax credits recoverable	19,321	20,657

Property, plant and equipment	17,108	19,875

Intangible assets	16,621	19,945

Goodwill	36,909	42,653

Future income taxes	12,988	15,540

	$236,321	$293,066
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 6)	$27,903	$24,713
Deferred revenue	6,797	5,079

	34,700	29,792

Deferred revenue	3,926	3,759

Forward exchange contracts (note 4)	2,329	–

	40,955	33,551

Contingencies (note 7)

Shareholders’ equity

Share capital (note 8)	105,934	142,786
Contributed surplus	16,670	5,226
Retained earnings	68,436	60,494
Accumulated other comprehensive income	4,326	51,009

	195,366	259,515

	$236,321	$293,066

 The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended February 28, 2009	Six months ended February 28, 2009	Three months ended February 29, 2008	Six months ended February 29, 2008

Sales	$46,372	$92,735	$43,281	$84,266

Cost of sales (note 5) (1,2)	18,353	35,833	18,060	36,204

Gross margin	28,019	56,902	25,221	48,062

Operating expenses
Selling and administrative (1)	15,800	32,891	13,683	28,500
Net research and development (1) (note 9)	7,325	14,546	6,185	12,197
Amortization of property, plant and equipment	1,049	2,208	998	1,974
Amortization of intangible assets	1,246	2,565	720	1,454

Total operating expenses	25,420	52,210	21,586	44,125

Earnings from operations	2,599	4,692	3,635	3,937

Interest income	175	641	1,616	3,099
Foreign exchange gain (loss)	1,090	5,658	(232)	(848)

Earnings before income taxes	3,864	10,991	5,019	6,188

Income taxes (note 10)
Current	297	236	(8,373)	(7,192)
Future	912	2,813	9,368	9,449

	1,209	3,049	995	2,257

Net earnings for the period	$2,655	$7,942	$4,024	$3,931

Basic and diluted net earnings per share	$0.04	$0.12	$0.06	$0.06

Basic weighted average number of shares outstanding (000’s)	60,875	64,108	68,984	68,992

Diluted weighted average number of shares outstanding (000’s) (note 11)	61,375	64,546	69,490	69,582

(1) Stock-based compensation costs included in:
Cost of sales	$31	$60	$38	$75
Selling and administrative	198	399	183	380
Net research and development	96	188	48	115

	$325	$647	$269	$570

(2)	The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended February 28, 2009	Six months ended February 28, 2009	Three months ended February 29, 2008	Six months ended February 29, 2008

Net earnings for the period	$2,655	$7,942	$4,024	$3,931
Foreign currency translation adjustment	(4,646)	(41,579)	5,827	19,733
Changes in unrealized losses on short-term investments	−	22	51	90
Unrealized gains (losses) on forward exchange contracts	(1,734)	(8,663)	600	2,549
Reclassification of realized gains (losses) on forward exchange contracts in net earnings	1,371	1,234	(1,168)	(1,927)
Future income taxes effect of the above items	113	2,303	182	(199)

Comprehensive income (loss)	$(2,241)	$(38,741)	$9,516	$24,177

Accumulated other comprehensive income
	Six months ended February 28, 2009	Six months ended February 29, 2008

Foreign currency translation adjustment
Cumulative effect of prior periods	$51,129	$53,418
Current period	(41,579)	19,733

	9,550	73,151
Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior periods	(96)	1,948
Current period, net of realized gains (losses) and future income taxes	(5,126)	423

	(5,222)	2,371
Unrealized losses on short-term investments
Cumulative effect of prior periods	(24)	(55)
Current period, net of future income taxes	22	90

	(2)	35

Accumulated other comprehensive income	$4,326	$75,557

Total retained earnings and accumulated other comprehensive income amounted to $121,779 and $72,762 as of February 29, 2008, and February 28, 2009, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings
	Six months ended February 28, 2009	Six months ended February 29, 2008

Balance – Beginning of the period	$60,494	$42,330

Add (deduct)
Net earnings for the period	7,942	3,931
Premium on redemption of share capital (note 8)	−	(39)

Balance – End of the period	$68,436	$46,222

Contributed surplus
	Six months ended February 28, 2009	Six months ended February 29, 2008

Balance – Beginning of the period	$5,226	$4,453

Add (deduct)
Stock-based compensation costs	639	585
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 8)	(452)	(211)
Discount on redemption of share capital (note 8)	11,257	−

Balance – End of the period	$16,670	$4,827

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended February 28, 2009	Six months ended February 28, 2009	Three months ended February 29, 2008	Six months ended February 29, 2008

Cash flows from operating activities
Net earnings for the period	$2,655	$7,942	$4,024	$3,931
Add (deduct) items not affecting cash
Change in discount on short-term investments	135	591	86	988
Stock-based compensation costs	325	647	269	570
Amortization	2,295	4,773	1,718	3,428
Deferred revenue	3,070	3,423	151	502
Future income taxes	912	2,813	9,368	9,449
Change in unrealized foreign exchange gain (loss)	(601)	(4,057)	184	440
	8,791	16,132	15,800	19,308

Change in non-cash operating items
Accounts receivable	4,508	(2,817)	(985)	181
Income taxes and tax credits	352	(344)	(9,190)	(9,648)
Inventories	488	121	794	707
Prepaid expenses	308	(234)	216	(396)
Accounts payable and accrued liabilities	1,849	762	2,735	(2,959)

	16,296	13,620	9,370	7,193
Cash flows from investing activities
Additions to short-term investments	(133,364)	(255,464)	(197,607)	(409,060)
Proceeds from disposal and maturity of short-term investments	149,501	276,106	194,009	408,580
Additions to capital assets (1)	(2,946)	(4,460)	(2,113)	(3,686)

	13,191	16,182	(5,711)	(4,166)
Cash flows from financing activities
Change in bank loan	−	−	−	699
Exercise of stock options (note 8)	5	31	10	10
Redemption of share capital (note 8)	(25,631)	(26,078)	−	(174)

	(25,626)	(26,047)	10	535

Effect of foreign exchange rate changes on cash	(72)	(439)	21	108

Change in cash	3,789	3,316	3,690	3,670

Cash – Beginning of period	5,441	5,914	5,521	5,541

Cash – End of period	$9,230	$9,230	$9,211	$9,211

(1)   As at February 29, 2008 and February 28, 2009, unpaid purchases of capital assets amounted to $94 and $614, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1.  Interim Financial Information

The financial information as at February 28, 2009, and for the three- and six-month periods ended February 29, 2008, and February 28, 2009, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except for changes described in note 2. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2.  New Accounting Standards and Pronouncements

Adopted in fiscal 2009

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk previously found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments or are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

The company adopted these new standards on September 1, 2008 (notes 3 and 4).

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company adopted this new standard on September 1, 2008, and its adoption had no effect on its consolidated financial statements.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation” to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. The company adopted these amendments on September 1, 2008, and their adoption had no effect on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

To be adopted after fiscal 2009

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets”, which supersedes Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company will adopt this new standard on September 1, 2009, and has not yet determined the effects its adoption will have on its consolidated financial statements.

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after January 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. The company has not yet determined the impact, if any, that adopting this standard will have on its consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should the company decide to early adopt one of these three new sections, it must adopt all three on the same date.

3.  Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income. Accumulated other comprehensive income’s main components are the cumulative foreign currency translation adjustment, which is the result of the translation of the company’s consolidated financial statements into US dollars (the reporting currency) as well as after-tax unrealized gains (loss) on forward exchange contracts.

The capital of the company amounted to $208,506,000 and $191,040,000 as at August 31, 2008 and February 28, 2009, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Of this capital, as at February 28, 2009, an amount of $58,128,000 represented cash and short-term investments ($87,540,000 as at August 31, 2008), a portion of which can be considered in excess of the company’s current and expected needs (except for potential acquisitions of businesses). The company has consequently been actively repurchasing shares from the open market via a normal course issuer bid through the facilities of the Toronto Stock Exchange and NASDAQ. Furthermore, on December 18, 2008, pursuant to a substantial issuer bid (note 8), the company purchased for cancellation 7,692,307 subordinate voting shares for an aggregate purchase price of CA$30,000,000 (US$24,879,000), plus related fees of $576,000.

4.  Financial Instruments

Market risk

Currency risk

The principal measurement currency of the company is the Canadian dollar. The company is exposed to currency risks as a result of its export sales of products manufactured in Canada and China, the majority of which are denominated in US dollars and euros. These risks are partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros).

As at February 28, 2009, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates
	(unaudited)
March 2009 to August 2009	$18,800	1.0567
September 2009 to August 2010	24,200	1.0760
September 2010 to August 2011	14,600	1.1221
September 2011	1,000	1.1278
Total	$58,600	1.0822

These contracts are designated and accounted for as cash flow hedges.

The fair value of forward exchange contracts, which represents the amount that the company would receive or pay to settle the contracts based on the forward exchange rate at period end, amounted to net gains of $62,000 as at August 31, 2008 and net losses of $8,457,000 as at February 28, 2009, following the significant decrease in the value of the Canadian dollar compared to the US dollar since the beginning of fiscal 2009. As at February 28, 2009, forward exchange contracts, in the amount of $4,997,000, are presented in the accounts payable and accrued liabilities (note 6) in the balance sheet, and forward exchange contracts, in the amount of $2,329,000, are presented in forward exchange contracts in the balance sheet.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at February 28, 2009:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)
	(unaudited)
Financial assets
Cash	$6,128	€575
Accounts receivable	22,292	3,112
	28,420	3,687
Financial liabilities
Accounts payable and accrued liabilities	7,452	359
Forward exchange contracts	58,600	−
	66,052	359
Net exposure	$(37,632)	€3,328

The period-end value of the Canadian dollar compared to the US dollar was CA$1.2707 = US$1.00 as at February 28, 2009.

The period-end value of the Canadian dollar compared to the euro was CA$1.6089 = €1.00 as at February 28, 2009.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to US dollar and euro) would have on financial assets and liabilities denominated in US dollars and euros, as well as on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at February 28, 2009:

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,433,000, or $0.02 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $434,000, or $0.01 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $3,600,000.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities related to integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s operating expenses is denominated in Canadian dollars, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Interest rate risk

The company is exposed to interest rate risks through its short-term investments. As at February 28, 2009, the company’s short-term investments, in the amount of $48,898,000, bear interest at rates ranging between 0.73% and 2.65% and mature between March 2009 and June 2009.

•	An increase (decrease) of 0.5% in the interest rate of the company’s short-term investments would increase (decrease) net earnings by $42,000, or $0.00 per diluted share on a quarterly basis.

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to significant fair value interest rate risk. Accordingly, change in fair value has been nominal to the degree that amortized cost has historically approximated the fair value. Any change in fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in comprehensive income.

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at February 28, 2009, the company’s short-term investments consist of debt instruments issued by 14 (10 as at August 31, 2008) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a liquidity risk, and none of them represent asset-backed commercial paper. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $305,000 and $599,000 as at August 31, 2008 and February 28, 2009, respectively and bad debt expense amounted to $13,000 and $315,000 for the three months ended February 29, 2008 and February 28, 2009, respectively, and $53,000 and $355,000 for the six months ended February 29, 2008 and February 28, 2009, respectively.

For the three and the six months ended February 28, 2009, one customer represented more than 10% of global sales with 20.3% ($9,407,000) and 11.9% ($11,042,000) respectively.

The following table summarizes the age of trade accounts receivable as at February 28, 2009:

(unaudited)
Current	$21,044
Past due since less than 30 days	4,346
Past due, 31 to 60 days	2,820
Past due, more than 61 days	1,595
Total accounts receivable	29,805
Allowance for doubtful accounts	(599)
$29,206

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following table summarizes the contractual maturity of the company’s financial liabilities as at February 28, 2009:

	0-12 months	13-24 months	25-36 months

		(unaudited)
Accounts payable and accrued liabilities	$22,906	$ −	$	−
Forward exchange contracts
Outflow	34,500	15,800		8,300
Inflow	(28,841)	(13,749)		(7,315)
Total	$28,565	$2,051		$985

In addition, the company has a share repurchase program that may require additional cash outflows during fiscal 2009 and 2010 (note 8). Also, the company has outstanding contingent considerations payable upon acquisitions of assets and business, which are not yet recorded in the financial statements that may require additional cash outflows during fiscal 2009 to 2011.

As at February 28, 2009, the company had $58,128,000 in cash and short-term investments. In addition to these financial assets, the company has unused available lines of credit totalling $11,220,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $14,968,000 for foreign currency exposure related to its forward exchange contracts.

5.  Inventories

	As at February 28, 2009	As at August 31, 2008

	(unaudited)

Raw materials	$14,434	$17,651
Work in progress	1,867	1,961
Finished goods	12,568	15,268

	$28,869	$34,880

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting periods, except for the related amortization, that is shown separately in operating expenses.

Inventory write-down amounted to $523,000 and $1,010,000 for the three months ended February 29, 2008 and February 28, 2009, respectively and $268,000 and $1,804,000 for the six months ended February 29, 2008 and February 28, 2009, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6.  Accounts Payable and Accrued Liabilities

	As at February 28, 2009	As at August 31, 2008

	(unaudited)

Trade	$9,197	$10,303
Salaries and social benefits	8,223	8,888
Warranty	731	974
Commissions	702	761
Tax on capital	458	923
Restructuring charges	−	292
Forward exchange contracts (note 4)	4,997	714
Business combination	1,718	−
Other	1,877	1,858

	$27,903	$24,713

Changes in the warranty provision are as follows:

	Six months ended February 28, 2009	Six months ended February 29, 2008

	(unaudited)

Balance – Beginning of period	$974	$800
Provision	309	297
Settlements	(552)	(257)

Balance – End of period	$731	$840

7.  Contingencies

Class Action

On November 27, 2001, a class-action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class-action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class-action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008. On February 25, 2009, liaison counsel for the plaintiffs informed the district court that a settlement has been agreed to in principle, subject to formal approval by the parties, and preliminary and final approval by the court.

Due to the inherent uncertainties of litigation, the final outcome of the case including the approval of the settlement described above is uncertain and it is not possible to determine the amount of any possible losses. The company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at February 28, 2009.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Contingent consideration

Following the purchase of assets during the three months ended February 28, 2009, the company has a contingent cash consideration of up to $1,000,000, payable based upon the achievement of a booking volume in the next 24 months following the purchase.

8.  Share Capital

On November 6, 2008, the company announced that its Board of Directors had authorized a renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid commenced on November 10, 2008, and will end on November 9, 2009, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require the company to repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

On November 10, 2008, the company announced that its Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. On December 18, 2008, pursuant to the Offer, the company purchased for cancellation 7,692,307 subordinate voting shares for the aggregate purchase price of CA$30,000,000 (US$24,879,000), plus related fees of $576,000. The company used cash and short-term investments to fund the purchase of shares.

The following tables summarize changes in share capital for the six months ended February 29, 2008, and February 28, 2009:

	Six months ended February 29, 2008
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2007	36,643,000	$1	32,361,561	$150,018	$150,019
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2	2
Redemption of share capital	–	–	(29,200)	(135)	(135)

Balance as at November 30, 2007	36,643,000	1	32,332,361	149,885	149,886
Exercise of stock options	–	–	4,000	10	10
Redemption of restricted share units	–	–	38,031	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	209	209

Balance as at February 29, 2008	36,643,000	$1	32,374,392	$150,104	$150,105

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Six months ended February 28, 2009
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2008	36,643,000	$1	30,783,705	$142,785	$142,786
Exercise of stock options	–	–	12,500	26	26
Redemption of share capital	–	–	(176,914)	(821)	(821)

Balance as at November 30, 2008	36,643,000	1	30,619,291	141,990	141,991
Exercise of stock options	–	–	2,500	5	5
Redemption of restricted share units	–	–	92,682	−	−
Redemption of share capital	–	–	(7,745,379)	(36,514)	(36,514)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	−	452	452

Balance as at February 28, 2009	36,643,000	$1	22,969,094	$105,933	$105,934

9.  Net Research and Development Expenses

Net research and development expenses comprise the following:

	Three months ended February 28, 2009	Six months ended February 28, 2009	Three months ended February 29, 2008	Six months ended February 29, 2008

	(unaudited)		(unaudited)

Gross research and development expenses	$8,791	$17,403	$7,575	$15,061
Research and development tax credits	(1,466)	(2,857)	(1,390)	(2,864)

	$7,325	$14,546	$6,185	$12,197

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10.	Income Taxes

For the three and the six months ended February 29, 2008 and February 28, 2009, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended February 28, 2009	Six months ended February 28, 2009	Three months ended February 29, 2008	Six months ended February 29, 2008

	(unaudited)		(unaudited)
Income tax provision at combined Canadian federal and provincial statutory tax rate (32% in 2008 and 31% in 2009)	$1,196	$3,399	$1,606	$1,980

Increase (decrease) due to:
Foreign income taxed at different rates	55	36	(11)	77
Non-taxable income	(66)	(114)	(290)	(371)
Non-deductible expenses	196	368	368	590
Change in tax rates (1)	–	–	1,524	1,522
Change in tax strategy (2)	–	–	(2,715)	(2,715)
Foreign exchange effect of translation of foreign integrated subsidiaries	(112)	(948)	67	194
Other	(61)	116	232	391
Utilization of previously unrecognized future income tax assets	(75)	(75)	(1,881)	(1,881)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	76	267	2,095	2,470

	$1,209	$3,049	$995	$2,257

The income tax provision consists of the following:

Current	$297	$236	$(8,373)	$(7,192)

Future	911	2,621	9,154	8,860
Valuation allowance	1	192	214	589

	912	2,813	9,368	9,449

	$1,209	$3,049	$995	$2,257

(1)
During the three months ended February 29, 2008, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal government, were enacted. Therefore, Canadian federal future income tax assets decreased by $1,524,000, and generated a future income tax expense for the same amount during the three and six months ended February 29, 2008.

(2)
During the three months ended February 29, 2008, based on new Canadian federal enacted tax rates, the company reviewed its tax strategy for the future use of its Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income, by amending its prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which released previously used research and development tax credits. This resulted in an increase of its tax related assets of $2,715,000 and in an income tax recovery for the same amount in the statements of earnings for the three and six months ended February 29, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11.	Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended February 28, 2009	Six months ended February 28, 2009	Three months ended February 29, 2008	Six months ended February 29 2008

	(unaudited)		(unaudited)

Basic weighted average number of shares outstanding (000’s)	60,875	64,108	68,984	68,992
Plus dilutive effect of:
Stock options (000’s)	122	124	241	321
Restricted share units (000’s)	287	229	188	195
Deferred share units (000’s)	91	85	77	74

Diluted weighted average number of shares outstanding (000’s)	61,375	64,546	69,490	69,582

Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	1,668	1,858	1,697	1,415

12.	Segment Information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions and network monitoring systems to network service providers, cable TV operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division offers solutions in medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables present information by segment:

	Three months ended February 28, 2009			Six months ended February 28, 2009

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$41,367	$5,005	$46,372	$82,526	$10,209	$92,735
Earnings from operations	$2,117	$482	$2,599	$3,472	$1,220	$4,692
Unallocated items:
Interest income			175			641
Foreign exchange gain			1,090			5,658
Earnings before income taxes			3,864			10,991
Income taxes			1,209			3,049

Net earnings for the period			$2,655			$7,942

	Three months ended February 29, 2008			Six months ended February 29, 2008

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$37,435	$5,846	$43,281	$72,800	$11,466	$84,266
Earnings from operations	$2,817	$818	$3,635	$2,838	$1,099	$3,937
Unallocated items:
Interest income			1,616			3,099
Foreign exchange loss			(232)			(848)
Earnings before income taxes			5,019			6,188
Income taxes			995			2,257

Net earnings for the period			$4,024			$3,931

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Total assets by reportable segment are detailed as follows:

	As at February 28, 2009	As at August 31, 2008

	(unaudited)
Total assets
Telecom Division	$125,170	$145,168
Life Sciences and Industrial Division	8,554	9,571
Unallocated assets	102,597	138,327

	$236,321	$293,066

Unallocated assets are comprised of cash, short-term investments, other receivable on forward exchange contracts, income taxes and tax credits recoverable and future income tax assets.

13.	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP; significant differences in measurement and disclosure from U.S. GAAP are set out in note 19 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

Statements of earnings

For the three and six months ended February 29, 2008 and February 28, 2009, there were no significant differences between the net earnings under Canadian GAAP as compared to U.S. GAAP.

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at February 28, 2009	As at August 31, 2008

	(unaudited)

Shareholders’ equity in accordance with Canadian GAAP	$195,366	$259,515
Goodwill	(10,570)	(12,640)
Stock appreciation rights	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP	$184,723	$246,802

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses. Under U.S. GAAP, tax credits that are utilizable against income taxes payable are recorded in the income taxes. These tax credits amounted to $808,000, $1,788,000 for the three and six months ended February 29, 2008, respectively, and $732,000 and $1,628,000 for the three and six-months ended February 28, 2009, respectively. This difference has no impact on the net earnings and the net earnings per share for the reporting periods.

Statements of cash flows

For the three and six months ended February 29, 2008 and February 28, 2009, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

New accounting standards and pronouncements

Adopted in fiscal 2009

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. This statement is effective for fiscal years beginning after November 15, 2007. The company adopted this statement on September 1, 2008, and its adoption had no effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The company adopted this statement on September 1, 2008, and it did not elect to use the fair value option as of the date of adoption.

To be adopted after fiscal 2009

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”, and SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact the adoption of SFAS 141(R) and SFAS 160 will have on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact its adoption will have on its note disclosures related to derivative instruments and hedging activities.

In April 2008, the FASB issued the FASB staff position (FSP) FAS 142-3, “Determination of the Useful Lives of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company will adopt this FSP on September 1, 2009, and is currently evaluating the impact its adoption will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. For non-governmental entities, the guidance in SFAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles” and will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board’s amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The company is currently evaluating the impact the adoption of SFAS 162 will have on its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and service assurance  industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market conditions, including slow-down or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated March 27, 2009.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamental drivers for increased bandwidth and converged, IP networks in the global telecommunications industry remain the same, but they  are now combined with more constraints for capital expenditures and a more pressing need to reduce operating expenses, as operators are typically seeing a reduction in the number of wireline connections, as some consumers are transferring to wireless only. In addition, as the global economic turbulence continues, it has negatively affected a number of network operators and network equipment manufacturers (NEMs), especially in the United States and Western Europe. In fact, several of these players have announced significant reductions in capital expenditures and staffing levels for calendar year 2009 in anticipation of lower revenue streams.

Despite this challenging macro-economic environment, it should be noted that telecom market dynamics in 2009 are completely different from those permeating the industry downturn in 2001. First of all, there is currently a myriad of bandwidth-intensive applications generating a strong growth in bandwidth demand both in wireless and wireline networks. As an example, monthly traffic is now at the exabyte level (1 exabyte equals 1 quintillion bytes) in 2009, while in 2001, there were few applications outside of regular e-mail delivery. Secondly, the ongoing demand for bandwidth has placed an obvious strain on access, metro rings and long-haul routes, whereas in 2001, there was an overabundance of bandwidth capacity in the optical backbone networks. Finally, most network operators are in a better financial position today than in 2001, when many of them were financially overextended, with some declaring outright bankruptcy.

Notwithstanding these market discrepancies, the intense competition between telecom network operators and cable companies and the benefits of converged IP networks (new services attracting higher-margin revenues while reducing operating costs) are further reasons operators will likely continue investing in broadband deployments and IP convergence.

According to Cisco’s Visual Networking Index, global IP traffic will nearly double every two years (compound annual growth rate of 46%) from 2007-2012, reaching just under 44 exabytes per month in 2012. Global bandwidth demand is driven by a wide range of applications including peer-to-peer file sharing, Internet gaming as well as various forms of IP video. For example, YouTube consumed more bandwidth in 2008 than traffic crossing the entire US network backbone in 2000, according to Cisco. Social Networking applications like Facebook and others are also huge drivers for the increasing bandwidth needed in modern networks.

This trend will likely remain strong for years to come with upcoming deployments of Internet protocol television (IPTV), high-definition Internet protocol television (HD-IPTV) and increased online video streaming, since these applications consume colossal amounts of bandwidth. As a result, telecom operators and cable companies will likely maintain significant investments in their access networks in order to remain competitive and provide differentiated, revenue-generating services so as to attract and retain consumers, who are increasingly relying on broadband network services for their work, entertainment and everyday activities.

As the volume of IP traffic, number of applications and quantity of consumers are increasing, so is the need for a 24/7, real-time service assurance solution that monitors IP traffic at the application level, from the access to the core network, as this is the best method for wireline and wireless operators to minimize the cost to operate their networks and provide a superior customer experience.

As well, it is now clear that fiber-to-the-home (FTTH) is becoming the access network architecture of choice for network operators. This architecture allows them to meet heightened bandwidth requirements and future-proof their access networks, as residential bandwidth requirements are growing from the 1 to 5 Mbit/s (megabits per second) of the past to the 30 to 100 Mbit/s required in the long term. Some projects, however, might be delayed based on the ability to fund such projects. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also keep expanding in the short term, since they are less-expensive methods to increase bandwidth and can be mass-deployed faster.

These investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as long-term operating costs are less than FTTC and FTTN. It is noteworthy to mention that the cost of deploying FTTH has largely fallen over the last four years as volume increased and deployment tools, like those we offer, are making the task increasingly simple and efficient. We are only at the early stages of fiber deployments in access networks, both in the Americas and around the world. It is also worth noting that Western Europe and even China have become increasingly committed to deploying FTTH networks, given their high population density.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies; for example, 43 Gbit/s (gigabits per second) SONET/SDH is now seeing early deployments and becoming mainstream, while the upcoming 100 Gbit/s Ethernet is being developed aggressively despite the difficult economic environment, The early stages of 100 Gbit/s Ethernet field trials should start later this calendar year, conducted by a select few operators.  In the long run, the deployment of these solutions is expected to be significantly more economical, especially if trenches need to be dug in order to deploy new fiber in metro or long-distance routes.

As telecommunication networks are being transformed to provide IP-based voice, video and data capabilities, legacy SONET/SDH standards, which were first established in the mid-1980s and implemented until 2005, did not have the payload flexibility to seamlessly and efficiently mix and transport video with voice and data. These networks will not be capable of efficiently carrying these emerging IP-based services as they are designed for public switched telephone network (PSTN), point-to-point voice transmission only. As a result, new-generation OTN standards have been defined and are at the very foundation of what the industry is calling next-gen networks Telco operators are increasingly turning to next-generation, IP-based networks to allow for more flexible and efficient transport of applications and services, and to offer customers higher-margin triple-play services ― and even quadruple-play services ― as wireline and wireless technologies become increasingly interconnected. Finally, as subscribers of these new services reach a critical mass, telcos are relying on service assurance solutions to ensure that the quality of service (QoS) and quality of experience (QoE) demanded by users are optimal in the post-deployment phase.

These market dynamics affected telecom test and service assurance suppliers in the second quarter of fiscal 2009. On the other hand, the global recession mainly afflicting customers in the United States and Western Europe could potentially delay network investments and necessarily reduce demand for our test and service assurance solutions.

COMPANY OVERVIEW

We reported sales of $46.4 million in the second quarter of fiscal 2009, which represented an increase of 7.1% year-over-year. We also reported net accepted orders of $47.3 million in the second quarter of fiscal 2009 for a book-to-bill ratio of 1.02. Total sales for the second quarter of fiscal 2009 included $9.2 million from newly acquired Brix Networks Inc. and Navtel Communications Inc.

Looking at the bottom line, we generated GAAP net earnings of $2.7 million, or $0.04 per diluted share, in the second quarter of fiscal 2009, compared to $4.0 million, or $0.06 per share, for the same period last year. Net earnings for the second quarter of fiscal 2009 were positively and significantly affected by the weaker value of the Canadian dollar, compared to the US dollar. During the second quarter of fiscal 2009, we reported a foreign exchange gain of $1.1 million, compared to a foreign exchange loss of $232,000 for the same period last year. Net earnings in the second quarter of 2009 included charges of $1.4 million for stock-based compensation costs and the after-tax amortization expense for intangible assets. EBITDA (earnings before interest, income taxes, depreciation and amortization) reached $6.0 million, or 12.9% of sales in the second quarter of fiscal 2009, compared to $5.1 million, or 11.8% of sales for the same period last year (see further in this document for a complete reconciliation of EBITDA to GAAP net earnings).

During the first half of fiscal 2009, we recorded a significant foreign exchange gain of $5.7 million, which mostly comes from the first quarter of 2009, when we recorded a foreign exchange gain of $4.6 million. Indeed, during the first quarter of fiscal 2009, we faced a substantial and sudden decrease in the value of the Canadian dollar versus the US dollar; this had a two-fold positive impact on our financial results. First, in the first quarter of fiscal 2009, the $4.6 million foreign exchange gain represented the effect of the 14.1% decrease (compared to August 31, 2008) in the period-end value of the Canadian dollar versus the US dollar on our balance sheet items. During the second quarter of 2009, we witnessed more stability in the period-end value of the Canadian dollar, compared to the previous quarter (decrease of 2.6%), which resulted in a foreign exchange gain of $1.1 million. Secondly, the average value of the Canadian dollar decreased 13.9% in the first quarter of fiscal 2009, and 18.4% in the second quarter of fiscal 2009 compared to the corresponding periods last year. Given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were positively affected as these expenses (measured in Canadian dollars) were reduced when translated in US dollars for reporting purposes. In comparison, we reported a foreign exchange loss of $232,000 and $848,000 for the second quarter and the first half of fiscal 2008. During these periods, the value of the Canadian dollar increased 2.1% and 7.8%, respectively, compared to the US, which resulted in foreign exchange losses during these periods.

On November 6, 2008, we announced that our Board of Directors had authorized a renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.7 million subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid started on November 10, 2008, and will end on November 9, 2009, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

On November 10, 2008, we announced that our Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. On December 18, 2008, pursuant to the Offer, we purchased for cancellation 7,7 million subordinate voting shares for the aggregate purchase price of CA$30 million (US$24.9 million), plus related fees of $576,000. We used cash and short-term investments to fund the purchase of shares.

During the second quarter of fiscal 2009, EXFO closed the acquisition of Swedish-based PicoSolve Inc., a supplier of ultra-high-speed optical sampling oscilloscopes for 40G and 100G R&D, manufacturing and deployment applications.

During the second quarter of 2009, we launched seven new products, namely a ground-breaking distributed PMD analyzer that allows network operators to quantify the level of potentially debilitating PMD on each fiber section of a network instead of an entire link. As a result, network operators can cost-effectively upgrade their networks to 40 Gbit/s or even 100 Gbit/s by identifying and repairing only the affected sections of their networks, rather than overhauling their entire systems. Other notable product launches included a new software suite for packet-over-optical transport network (OTN) test applications in next-generation, IP networks; a new software suite for end-to-end testing of Internet Protocol Multimedia Subsystem (IMS) networks; and a new passive optical network (PON) power meter for fiber-to-the-home (FTTH) test applications. Following the quarter-end, we released three additional products including a portable, multilayer platform (FTB-500) designed for high-end test applications in the field and central office. Sales from products that have been on the market two years or less represented 41% of total sales in the second quarter of 2009 and 37% after six months.

Following the quarter-end, we were named recipient of the Growth Strategy Leadership Award by Frost & Sullivan for the fifth consecutive time. The award is presented to the company whose growth strategy generates the largest market-share gains in the global fiber-optic test equipment (FOTE) market during the previous research period. According to Frost & Sullivan, a leading global growth consulting firm, we captured first place overall in the FOTE market with a market share of 18.0% in 2008, up from third place in 2006 with a market share of 12.7%. (Frost & Sullivan did not grant an award in 2008 for market-share gains in 2007). Frost & Sullivan estimated the FOTE market to be $567.4 million in 2008, including $247.9 million for the portable installation and maintenance (I&M) test market. Based on Frost & Sullivan’s market data, we improved our leadership position in the portable I&M test market from 25.5% in 2006 to 33.3% in 2008.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2009, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that were adopted in fiscal 2009 and those to be adopted after 2009.

Adopted in fiscal 2009

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk previously found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

We adopted these new standards on September 1, 2008 and provided the required disclosure in our interim consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. We adopted this new standard on September 1, 2008, and its adoption had no effect on our consolidated financial statements.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation” to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. We adopted these amendments on September 1, 2008, and their adoption had no effect on our consolidated financial statements.

To be adopted after fiscal 2009

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets”, which supersedes Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We will adopt this new standard on September 1, 2009, and have not yet determined the effects its adoption will have on our consolidated financial statements.

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after January 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. We are currently evaluating the impact, if any, that adopting this standard will have on our consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should we decide to early adopt one of these three new sections, we must adopt all three on the same date.

RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the periods ended February 29, 2008 and February 28, 2009, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 13 to our interim consolidated financial statements. Our measurement currency is the Canadian dollar, although we report our financial statements in US dollars. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended February 28, 2009	Three months ended February 29, 2008	Six months ended February 28, 2009	Six months ended February 29, 2008
	(unaudited)		(unaudited)
Sales	$46,372	$43,281	$92,735	$84,266
Cost of sales (1)	18,353	18,060	35,833	36,204
Gross margin	28,019	25,221	56,902	48,062
Operating expenses
Selling and administrative	15,800	13,683	32,891	28,500
Net research and development	7,325	6,185	14,546	12,197
Amortization of property, plant and equipment	1,049	998	2,208	1,974
Amortization of intangible assets	1,246	720	2,565	1,454
Total operating expenses	25,420	21,586	52,210	44,125
Earnings from operations	2,599	3,635	4,692	3,937
Interest income	175	1,616	641	3,099
Foreign exchange gain (loss)	1,090	(232)	5,658	(848)
Earnings before income taxes	3,864	5,019	10,991	6,188
Income taxes (2)	1,209	995	3,049	2,257
Net earnings for the period	$2,655	$4,024	$7,942	$3,931

Basic and diluted net earnings per share	$0.04	$0.06	$0.12	$0.06

Segmented information:
Sales:
Telecom Division	$41,367	$37,435	$82,526	$72,800
Life Sciences and Industrial Division	5,005	5,846	10,209	11,466
	$46,372	$43,281	$92,735	$84,266

Earnings from operations:
Telecom Division	$2,117	$2,817	$3,472	$2,838
Life Sciences and Industrial Division	482	818	1,220	1,099
	$2,599	$3,635	$4,692	$3,937
Research and development data:
Gross research and development	$8,791	$7,575	$17,403	$15,061
Net research and development	$7,325	$6,185	$14,546	$12,197

(1)	The cost of sales is exclusive of amortization, shown separately.
(2)
Include a one-time income tax expense of $1.5 million as a result of changes in Canadian federal enacted tax rates and an income tax recovery of $2.7 million as a result of changes of our tax strategy, for the three and the six months ended February 29, 2008.

	Three months ended February 28, 2009	Three months ended February 29, 2008	Six months ended February 28, 2009	Six months ended February 29, 2008
	(unaudited)		(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales (1)	39.6	41.7	38.6	43.0
Gross margin	60.4	58.3	61.4	57.0
Operating expenses
Selling and administrative	34.1	31.6	35.5	33.8
Net research and development	15.8	14.3	15.7	14.5
Amortization of property, plant and equipment	2.2	2.3	2.4	2.3
Amortization of intangible assets	2.7	1.7	2.7	1.7
Total operating expenses	54.8	49.9	56.3	52.3
Earnings from operations	5.6	8.4	5.1	4.7
Interest income	0.4	3.7	0.7	3.6
Foreign exchange gain (loss)	2.3	(0.5)	6.1	(1.0)
Earnings before income taxes	8.3	11.6	11.9	7.3
Income taxes (2)	2.6	2.3	3.3	2.6
Net earnings for the period	5.7%	9.3%	8.6%	4.7%

Segmented information:
Sales:
Telecom Division	89.2%	86.5%	89.0%	86.4
Life Sciences and Industrial Division	10.8	13.5	11.0	13.6
	100.0%	100.0%	100.0%	100.0%

Earnings from operations:
Telecom Division	4.6%	6.5%	3.7%	3.4%
Life Sciences and Industrial Division	1.0	1.9	1.4	1.3
	5.6%	8.4%	5.1%	4.7%

Research and development data:
Gross research and development	19.0%	17.5%	18.8%	17.9%
Net research and development	15.8%	14.3%	15.7%	14.5%

(1)	The cost of sales is exclusive of amortization, shown separately.
(2)
Include a one-time income tax expense of $1.5 million as a result of changes in Canadian federal enacted tax rates and an income tax recovery of $2.7 million as a result of changes of our tax strategy, for the three and the six months ended February 29, 2008.

SALES

For the three months ended February 28, 2009, our global sales increased 7.1% to $46.4 million from $43.3 million for the same period last year, with an 89%-11% split in favor of our Telecom Division.

For the six months ended February 28, 2009, our global sales increased 10.1% to $92.7 million from $84.3 million for the same period last year, with an 89%-11% split in favor of our Telecom Division.

Telecom Division

For the three months ended February 28, 2009, sales of our Telecom Division increased 10.5% to $41.4 million from $37.4 million for the same period last year.

For the six months ended February 28, 2009, sales of our Telecom Division increased 13.4% to $82.5 million from $72.8 million for the same period last year.

In the second quarter and the first half of fiscal 2009, we posted year-over-year sales growth mainly due to the market acceptance as well as market share gain of our next-generation IP test solutions, and due to the inclusion of the sales of newly acquired Brix Networks and Navtel Communications’ products. In fact, sales of Brix Network and Navtel Communications amounted to $9.2 million and $13.8 million together for the second quarter and the first half of 2009, respectively. Sales of Brix Networks recognized in the second quarter of fiscal 2009 included a significant order shipped to a Tier-1 wireless North American operator, this order was for our converged service assurance solution, which provides real-time monitoring of the quality of voice-over-IP (VoIP) and IP multimedia subsystem (IMS) services over converged networks. Excluding sales of Brix Networks and Navtel Communications, our telecom sales would have decreased 14.1% and 5.5% organically year-over-year during these two periods, reflecting the impact of the global economic recession so far in fiscal 2009. During the second quarter of fiscal 2009, we posted record-high sales of protocol test solutions and, unsurprisingly, our protocol test solutions (which include Brix Network and Navtel Communications’ sales) represented our fastest-growing product line. Also, they represented more than 40% of our telecom sales in the second quarter of fiscal 2009, for the first time in our history, which compares to more than 20% for the same period last year.

On the other hand, sales of optical test solutions and copper-access decreased during the second quarter and the first half of fiscal 2009, compared to the same periods last year. This mainly results from lower sales in the Americas, due to the global economic recession and its repercussions on our customers.

In addition, in the second quarter and the first half of fiscal 2009, foreign exchange losses on our forward exchange contracts, which are included in our telecom sales, amounted to $1.3 million and $1.5 million, respectively, compared to foreign exchange gains of $1.2 million and $2.5 million, respectively, for the same periods last year, significantly reducing our sales year-over-year. In fact, if we exclude the impact of the foreign exchange gains or losses on our foreign exchange contracts recorded in our sales, telecom sales would have increased 17.6% and 19.6% year-over-year in the second quarter and the first half of fiscal 2009, respectively, compared to the same periods last year.  In the second quarter and first half of fiscal 2009, the average value of the Canadian dollar versus the US dollar decreased 18.4% and 16.2%, respectively, compared to the corresponding periods last year, which resulted in significant foreign exchange losses on our forward exchange contracts in fiscal 2009.

During the second quarter of fiscal 2009, our top customer represented 22.7% ($9.4 million) of our telecom sales, compared to 6.5% ($2.4 million) for the same period last year. They represented 13.4% ($11.0 million) of our telecom sales in the first half of fiscal 2009, compared to 9.7% ($7.0 million) for the same period last year. Excluding sales to this customer, our telecom sales would have decreased 8.7% in the second quarter of fiscal 2009 but increased 8.7% in the first half of fiscal 2009, compared to the corresponding periods last year. This shows that after six months into fiscal 2009, we were able to diversify our customer base.

Life Sciences and Industrial Division

For the three months ended February 28, 2009, sales of our Life Sciences and Industrial Division decreased $841,000, or 14.4% year-over-year at $5.0 million, compared to $5.8 million for the same period last year.

For the six months ended February 28, 2009, sales of our Life Sciences and Industrial Division decreased $1.3 million, or 11.0% year-over-year to $10.2 million, from $11.5 million for the same period last year.

A significant portion of sales of that division are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers. Moreover, a significant part of our product offering is related to manufacturing applications of consumer goods, which have been affected by the current state of the global economy.

Net bookings

Overall, for the two divisions, net accepted orders increased 6.3% year-over-year to $47.3 million in the second quarter of fiscal 2009 from $44.5 million for the same period last year, for a book-to-bill ratio of 1.02.

This increase in bookings year-over-year is due to significant order acceleration in our Protocol test segment, which includes newly acquired Brix Networks and Navtel Communications’ product lines. However, the strong performance of our Protocol test segment in terms of bookings in the second quarter of fiscal 2009, compared to the same period last year, was offset in part by the impact of the current worldwide recession on our optical and copper-access business.

Geographic distribution

For the three months ended February 28, 2009, sales to the Americas, Europe, Middle East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 60%, 25% and 15% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 51%, 34% and 15% of global sales, respectively. For the six months ended February 28, 2009, sales to the Americas, EMEA and APAC accounted for 58%, 26% and 16% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 54%, 29% and 16% of global sales, respectively.

In the second quarter of fiscal 2009, we reported year-over-year sales increases (in dollars) in the Americas and APAC. In fact, sales to these regions increased (in dollars) 25.7% and 5.1%, respectively. Sales to EMEA decreased (in dollars) 20.1% year-over-year. During the first half of fiscal 2009, we reported year-over-year sales increases (in dollars) in Americas and APAC. In fact sales to these regions increased (in dollars) 18.2% and 4.3%, respectively. Sales to EMEA decreased (in dollars) 1.8% year-over-year.

In the Americas, the increase in sales in the second quarter and the first half of fiscal 2009, compared to the same period last year, comes from Canada and the United States. In fact, we posted year-over-year sales growth of 69.6% and 24.2% in Canada and the United States, respectively during the second quarter of fiscal 2009 and 57.8% and 14.8%, respectively during the first half of fiscal 2009. The significant increase in sales in Canada in the second quarter and the first half of fiscal 2009, compared to the same periods last year, mainly comes from our optical and protocol test solutions, especially with Tier-1 NSPs. In the United States, the growth in sales in the second quarter and the first half of fiscal 2009, compared to the same periods last year, is mainly due to the contribution of newly acquired Brix Networks and Navtel Communications, as a large order from a Tier-1 North American wireless operator for Brix Networks solutions was recognized in the sales for the second quarter of fiscal 2009.  The contribution of Brix Networks and Navtel Communications in the second quarter and the first half of fiscal 2009 mitigated the effect of the recession on our sales in the United States, mainly those of our optical and copper-access test solutions. Finally, sales to Latin America decreased (in dollars) 24.6% and 6.8% year-over-year in the second quarter and the first half of fiscal 2009, respectively, as sales to this region depend on the timing and scope of our customers’ projects.

The decrease in sales in the EMEA market, in dollars, in the second quarter and the first half of fiscal 2009, compared to the same periods last year, is due to the impact of the global recession as we are seeing some caution from many of our customers with their new fiscal year budgets (calendar 2009). While we see this as a delay and a change in spending patterns, we  expect that investments in next-generation access and transport networks will not be affected in the long term and we are positioning ourselves to capitalize on that, with recent additions to our product portfolio and sales strategy. In fact, many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions as well as our DWDM, ROADM and fiber characterization test kits. Furthermore, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA. Also, as a portion of these orders in this region are denominated in Euros or British Pounds, the weakness of the US dollar against these currencies in the second quarter and for the first half of fiscal 2009, also had a negative impact on our sales expressed in US dollars for this region, which contributed to the decrease in sales compared to the corresponding periods last year.

In the APAC market, we are seeing the continued return on investment of some specific optical, protocol as well as life sciences and industrial products developed and targeted for this important market. This increasingly competitive range, coupled with our steadily expanding market presence, is responsible for the higher sales in this region in the second quarter and the first half of fiscal 2009, compared to the same periods last year.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. In the second quarter of fiscal 2009, our top customer accounted for 20.3% ($9.4 million) of our global sales, and our top three customers accounted for 29.2% of our global sales. In the corresponding period last year, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 14.6% of our global sales. For the six months ended February 28, 2009, our top customer accounted for 11.9% ($11.0 million) of our global sales, and our top three customers accounted for 18.8% of our global sales. For the corresponding period last year, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 14.8% of our global sales. In the second quarter and the first half of fiscal 2009,   our top customer placed a significant order to purchase a converged service assurance solution.  Excluding this major sale, this customer would have represented less than 10% of our global sales for both periods.

GROSS MARGIN

Gross margin increased to 60.4% of sales for the three months ended February 28, 2009, from 58.3% for the same period last year.

Gross margin increased to 61.4% of sales for the six months ended February 28, 2009, compared to 57.0% for the same period last year.

The increase in our gross margin in the second quarter and the first half of fiscal 2009, compared to the same periods last year, can be explained by the following factors.

First, the impact of the fluctuations in the value of the Canadian dollar, compared to the US dollar, was two-fold in the second quarter and the first half of fiscal 2009. In fact, over the last several quarters, our procurement costs decreased as the Canadian dollar strengthened, compared to the US dollar, and as a significant portion of our raw material purchases are denominated in US dollars. This allowed us to improve our gross margin continually over the last few quarters, as our raw material costs of parts purchased in US dollar are measured in Canadian dollars in our financial statements. In addition, the sudden decrease in the value of the Canadian dollar, versus the US dollar, since the beginning of fiscal 2009 resulted in a lower cost of goods sold expressed in US dollars in the statements of earnings. However, the increase in the procurement costs of our raw materials purchased in US dollars, as a result of the sudden and recent decrease in the value of the Canadian dollar compared to the US dollar, have begun to materialize and will continue to materialize over time, in line with the inventory turnover rate, as these raw materials are included in the cost of goods sold of products manufactured with these parts.

Secondly, in the second quarter and the first half of fiscal 2009, our gross margin was positively affected by the significant increase in sales of our protocol test solutions year-over-year, including those of newly acquired Brix Networks and Navtel Communications, as these products have better margins than our other test solutions. Sales of protocol test solutions reached their highest level in the second quarter of fiscal 2009.

In addition, the operation of our manufacturing facility in China resulted in a larger portion of our sales coming from products manufactured in China; those products have a lower cost of goods than those manufactured in our facilities in Canada, thus resulting in an improvement in gross margin year-over-year.

Also, the shift in the geographic distribution of our sales resulted in more sales to the Americas compared to Europe, Middle-East and Africa (EMEA) as well as Asia-Pacific (APAC) in the second quarter and the first half of fiscal 2009, versus the corresponding periods last year. This resulted in an improvement of the gross margin year-over-year since sales to the Americas tend to generate better margins than those  in the EMEA and APAC regions.

Finally,  foreign exchange losses on our forward exchange contracts, which are included in our telecom sales, had a negative impact on our margin in the second quarter and in the first half of fiscal 2009, while this impact was positive in the corresponding periods last year.

Considering the expected sales growth in fiscal 2009, the expected increase in sales of protocol products and the full contribution of Brix Networks and Navtel Communications (which tend to generate higher margins), the cost-effective design of our products, our manufacturing activities in China and our tight control on operating costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by the effects of the actual worldwide recession, increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the operation of our manufacturing facility in China and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, would have a negative impact on our gross margin in fiscal 2009 and beyond.

SELLING AND ADMINISTRATIVE

For the three months ended February 28, 2009, selling and administrative expenses were $15.8 million, or 34.1% of sales, compared to $13.7 million, or 31.6% of sales for the same period last year.

For the six months ended February 28, 2009, selling and administrative expenses were $32.9 million, or 35.5% of sales, compared to $28.5 million, or 33.8% of sales for the same period last year.

Brix Networks and Navtel Communications, which were acquired in the third quarter of fiscal 2008, contributed for the whole periods to our selling and administrative expenses in the second quarter and the first half of fiscal 2009, which caused these expenses to increase compared to the same periods last year. In addition, selling expenses for Brix Networks and Navtel Communications tend to be higher in percentage of sales than the rest of our business, as their sales cycle is much longer and complex than our other product lines.

In addition, during the second quarter and the first half of fiscal 2009, we maintained our sales and marketing activities to develop our markets and leverage our significant research and development investments; this resulted in higher sales and marketing expenditures (including additional employees and expenses to support the launch of several new products and to increase brand name recognition), compared to the corresponding periods last year.

However, during the second quarter and the first half of fiscal 2009, the substantial and sudden decrease in the average value of the Canadian dollar, compared to the US dollar, had a significant positive impact on our selling and administrative expenses, since a significant portion of these expenses is denominated in Canadian dollars and since these expenses increased year-over-year as our sales grew.

Also, during the first quarter of fiscal 2008, we discontinued certain product lines, which led to the lay-off of some of our sales and marketing personnel, resulting in severance expenses during the first half of fiscal 2008.

For fiscal 2009, considering the expected increase in sales and the significant impact of the acquisitions of Brix Networks and Navtel Communications on our selling and administrative expenses—whose selling expenses tend to be higher, as their products deliver better margins compared to the rest of our product lines—we expect our selling and administrative expenses to increase in dollars and range between 32% and 34%. In particular, in fiscal 2009, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement and monitoring space, we plan to maintain our sales and marketing efforts, both domestic and international. Finally, any increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as a significant portion of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

For the three months ended February 28, 2009, gross research and development expenses totalled $8.8 million, or 19.0% of sales, compared to $7.6 million, or 17.5% of sales for the same period last year.

For the six months ended February 28, 2009, gross research and development expenses totalled $17.4 million, or 18.8% of sales, compared to $15.1 million, or 17.9% of sales for the same period last year.

Brix Networks and Navtel Communications, which were acquired in the third quarter of fiscal 2008, contributed to our gross research and development expenses during the  entire second quarter and the first half of fiscal 2009, which caused these expenses to increase, compared to the same periods last year. In addition, Brix Networks and Navtel Communications tend to incur a higher percentage of sales for research and development expenses compared to our other product lines as their products are more software-intensive, although they deliver higher margins than most of our other product lines.

In addition, we intensified our research and development activities by hiring additional employees, namely in our software development center in Pune, India, which resulted in increased gross research and development expenses in the second quarter and the first half of fiscal 2009, compared to the same periods last year.

However, during the second quarter and the first half of fiscal 2009, the significant and rapid decrease in the average value of the Canadian dollar, compared to the US dollar, also had a substantial positive effect on our gross research and development expenses as an important portion of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year.

Also, in the first quarter of fiscal 2008, we closed down our R&D operations in Budapest, Hungary, and certain R&D projects, which resulted in severance expenses during the first half of fiscal 2009.

Tax credits

For the three months ended February 28, 2009, tax credits from the Canadian federal and provincial governments for research and development activities were $1.5 million, or 16.7% of gross research and development expenses, compared to $1.4 million, or 18.3% of gross research and development expenses for the same period last year.

For the six months ended February 28, 2009, these tax credits were $2.9 million, or 16.4% of gross research and development expenses, compared to $2.9 million, or 19.0% of gross research and development expenses for the same period last year.

All our research and development tax credits are denominated in Canadian dollars. The significant and sudden decrease in the value of the Canadian dollar, compared to the US dollar, during the second quarter and the first half of fiscal 2009 had a negative impact on these tax credits expressed in US dollars.

However, that decrease in tax credits was offset in part by increased research and development activities in Canada, where we are eligible for tax credits.

The decrease in research and development tax credits as a percentage of gross research and development expenses for the second quarter and the first half of fiscal 2009, compared to the corresponding periods last year, is mainly due to the fact that the portion of gross research and development incurred in Canada, where we are entitled to tax credits, was lower than last year following the establishment of our new software development center in India as well as the acquisition of Brix Networks, which is located in the United States. Our research and development activities conducted outside Canada do not entitle us to tax credits.

For fiscal 2009, we expect that our net research and development expenses will increase in dollars, and range between 14% and 16% of sales, given our focus on innovation, the addition of Brix Networks and Navtel Communications (whose products are software-intensive), the addition of software features in our products, our desire to gain market share and our goal to exceed customer expectations. Also, we are increasingly taking advantage of talent pools around the world with the establishment of a research and development center focused on software development in Pune, India. Finally, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our net research and development expenses to increase, as a significant portion of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended February 28, 2009, amortization of property, plant and equipment was $1.0 million, compared to $998,000 for the same period last year. For the six months ended February 28, 2009, amortization expenses amounted to $2.2 million, compared to $2.0 million for the same period last year.

The recent startup of our own manufacturing and research and development facilities in China and India, the upgrade of our IT systems, and the impact of the acquisition of Brix Networks and Navtel Communications in the third quarter of fiscal 2008 resulted in an increase in our amortization expenses in the second quarter and the first half of fiscal 2009, compared to the corresponding periods last year. However, the significant decrease in the average value of the Canadian dollar versus the US dollar in the second quarter and the first half of fiscal 2009, compared to the same periods last year, limited the increase in our amortization expenses year-over-year as a significant portion of these expenses are denominated in Canadian dollars.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended February 28, 2009, amortization of intangible assets was $1.2 million, compared to $720,000 for the same period last year. For the six months ended February 28, 2009, amortization of intangible assets was $2.6 million compared to $1.5 million for the same period last year.

The increase in amortization expenses in the second quarter and the first half of fiscal 2009, compared to the same periods last year, is mainly due to the acquisition of Brix Networks core technology in the third quarter of 2008.

INTEREST INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges. For the three months ended February 28, 2009, interest income amounted to $175,000, compared to $1.6 million for the same period last year. For the six months ended February 28, 2009, interest income amounted to $641,000, compared to $3.1 million for the same period last year.

The decrease in interest income in the second quarter and the first half of fiscal 2009, compared to the corresponding periods last year, is mainly due to the decrease in our cash and short-term investments following the cash payment of $41.0 million for the acquisitions of Brix Networks and Navtel Communications in the third quarter of fiscal 2008, the redemption of share capital  amounting to $34.0 million over the last 12 months, in accordance with our share buy-back programs as well as the general reduction in interest rates year-over-year. In addition, the significant decrease in the average value of the Canadian dollar, compared to the US dollar year-over-year, contributed to the decrease in our interest income in the second quarter and the first half of fiscal 2009, compared to the same period last year, as it is denominated in Canadian dollars.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

For the three months ended February 28, 2009, the foreign exchange gain amounted to $1.1 million, compared to a foreign exchange loss of $232,000 for the same period last year.

For the six months ended February 28, 2009, the foreign exchange gain amounted to $5.7 million compared to a foreign exchange loss of $848,000 for the same period last year.

During the second quarter of fiscal 2009, the value of the Canadian dollar decreased versus the US dollar compared to the previous quarter, which resulted in a foreign exchange gain of $1.1 million during that period. In fact, the period-end value of the Canadian dollar decreased 2.6% to CA$1.2707 = US$1.00 in the second quarter of fiscal 2009 compared to CA$1.2372 = US$1.00 at the end of the previous quarter. We also have to consider that the volume of operations denominated in foreign currency (including balance sheet items) increased year-over-year further increasing the foreign exchange gain, compared to the same period last year.

During the first half of fiscal 2009, the value of the Canadian dollar significantly and rapidly decreased versus the US dollar, compared to August 31, 2008, which resulted in a foreign exchange gain of $5.7 million in the first half of fiscal 2009. In fact, the period-end value of the Canadian dollar decreased 16.4% to CA$1.2707 = US$1.00 in the first half of fiscal 2009, compared to CA$1.0626 = US$1.00 at the end of fiscal 2008. We also have to consider that the volume of operations denominated in foreign currency (including balance sheet items) increased year-over-year, further increasing the exchange gain compared to the same period last year.

During the second quarter of fiscal 2008, the value of the Canadian dollar increased quarter-over-quarter, compared to the US dollar, which resulted in a foreign exchange loss of $232,000 during that period. In fact, the period-end value of the Canadian dollar increased 2.1% versus the US dollar in the second quarter of fiscal 2008, compared to the previous quarter.

During the first half of fiscal 2008, the value of the Canadian dollar increased significantly, compared to the US dollar, which resulted in a significant foreign exchange loss of $848,000 during that period. In fact, the period-end value of the Canadian dollar for the first half of fiscal 2008 increased 7.8% versus the US dollar, compared to August 31, 2007.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars. Consequently, the decrease in the average value of the Canadian dollar in the second quarter and the first half of fiscal 2009, compared to the same periods last year, resulted in a significant and positive impact on our financial results for these periods. This was amplified by the fact that our operating activities incurred in Canadian dollars increased year-over-year. In fact, the average value of the Canadian dollar in the second quarter of fiscal 2009 was CA$1.2334 = US$1.00 versus CA$1.0066 = US$1.00 for the same period last year, representing a decrease of 18.4% in the average value of the Canadian dollar year-over-year. For the first half of fiscal 2009, the average value of the Canadian dollar was CA$1.1918 = US$1.00 versus CA$0.9984 = US$1.00 for the same period last year, representing a decrease of 16.2% in the average value of the Canadian dollar year-over-year.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

For the three months ended February 28, 2009, our income tax expense was $1.2 million, compared to $995,000 for the same period last year.

For the six months ended February 28, 2009, our income tax expense was $3.0 million compared to $2.3 million for the same period last year.

For the three months ended February 28, 2009, we reported income tax expenses of $1.2 million on earnings before income taxes of $3.9 million, for an effective income tax rate of 31.3%. For the six months ended February 28, 2009, we reported income tax expenses of $3.0 million on earnings before income taxes of $11.0 million, for an effective income tax rate of 27.7%. Our combined Canadian and provincial statutory tax rate is 31%. A significant portion of our foreign exchange gain is created by the translation of financial statements of our foreign integrated subsidiaries, and is therefore non-taxable. On the other hand, we continue to maintain a valuation allowance for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs. Otherwise, the actual tax rate would have been closer to the statutory tax rate for all periods.

For the three months ended February 29, 2008, we reported an income tax expense of $995,000 on earnings before income taxes of $5.0 million, for an effective income tax rate of 19.8%. For the six months ended February 29, 2008, we reported an income tax expense of $2.3 million on earnings before income taxes of $6.2 million, for an effective income tax rate of 36.5%. The distortion between the income tax expense and pre-tax income for these periods can be explained by the following factors. First, on December 14, 2007, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal Government, were enacted. Therefore, our Canadian federal future income tax assets decreased by $1.5 million and generate a one-time future income tax expense for the same amount during the second quarter and the first half of fiscal 2008. However, during the second quarter of fiscal 2008, based on these new enacted tax rates, we reviewed our tax strategy for the future use of our Canadian federal operating losses, tax deductions, timing differences and R&D tax credits to minimize income taxes payable on future years’ taxable income, by amending our prior year’s income tax returns to create a net operating loss to be carried back to prior years, which released previously used research and development tax credits. This resulted in an increase in our tax-related assets of $2.7 million and a one-time income tax recovery for the same amount during the second quarter and the first half of fiscal 2008. These two offsetting elements represented a net income tax recovery of $1.2 million in the statements of earnings for the three- and six-month periods ended February 29, 2008. Also, during these periods, some expenses were non-deductible for tax purposes (mainly stock-based compensation expenses and foreign exchange losses created by the translation of financial statements of our foreign integrated subsidiaries) and some revenues were non-taxable (namely certain R&D tax credits). In addition, we continued to maintain a valuation allowance for some of our subsidiaries at loss, and we utilize previously unrecognized future income tax assets. Finally, we recorded income tax expenses for minimum taxes payable in certain tax jurisdictions, where taxes are not related to pre-tax earnings. Otherwise, actual tax rate would have been closer to the statutory tax rate for both periods.

Please refer to note 10 to our interim consolidated financial statements for details on income taxes and a full reconciliation of the income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at February 28, 2009, our cash and short-term investments totalled $58.1 million, while our working capital was at $97.7 million. Our cash and short-term investments decreased $13.2 million in the second quarter of fiscal 2009, compared to the previous quarter, mainly due to the cash payments of $25.6 million for the redemption of share capital under our substantial issuer bid program and $2.9 million for the purchase of capital assets. In addition, our cash position decreased quarter-over-quarter due to the decrease in the value of the Canadian dollar compared to the US dollar. Indeed, we recorded an unrealized foreign exchange loss on our cash and short-term investments of $1.0 million. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. On the other hand, operating activities generated cash flows of $16.3 million during the second quarter of fiscal 2009.

Our short-term investments consist of commercial paper issued by 14 (13 as at November 30, 2008) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a liquidity risk, and none of them represent asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions, payments of contingent considerations and our share repurchase program.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the cash contingent considerations payable for the acquisition of Brix Networks and capital assets as well as the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $11.2 million for working capital and other general corporate purposes and unused lines of credit of $15.0 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $16.3 million for the three months ended February 28, 2009, compared to $9.4 million for the same period last year.

Cash flows provided by operating activities in the second quarter of fiscal 2009 were mainly attributable to the net earnings after items not affecting cash of $8.8 million, and to the net change in non-cash operating items of $7.5 million mainly due to the effect on cash of the $4.5 million decrease in our accounts receivable (due to timing of sales), the $352,000 decrease in our income taxes and tax credits recoverable (tax credits received during the quarter less tax credits earned during the quarter and not yet recovered), the $308,000 decrease in our prepaid expenses (fees initially paid for the substantial issuer bid), the $488,000 decrease in our inventories and the $1.8 million increase in our accounts payable and accrued liabilities, mainly due to timing of purchases and payments.

Cash flows provided by operating activities in the first half of fiscal 2009 were mainly attributable to the net earnings after items not affecting cash of $16.1 million, offset by the negative net change in non-cash operating items of $2.5 million mainly due to the negative effect on cash of the $2.8 million increase in our accounts receivable (due to timing of sales), the $344,000 increase in our income taxes and tax credits recoverable (mainly tax credits earned during the period and not yet recovered), the $234,000 increase in our prepaid expenses.  However, the increase in our accounts payable and accrued liabilities generated cash flows of $762,000, mainly due to timing of purchases and payments.

Cash flows provided by operating activities were $9.4 million for the three months ended February 29, 2008. Cash flows provided by operating activities in the second quarter of fiscal 2008 were mainly attributable to the net earnings after items not affecting cash of $15.8 million offset in part by the negative net change in non-cash operating items of $6.4 million. The negative net change in non-cash operating items was mainly due to the negative effect on cash of the increase of $9.2 million of our income tax and tax credits recoverable as well as the $985,000 increase  in our accounts receivable. The increase in our income taxes and tax credits is mainly due to the increase in our tax credits recoverable following the change in our tax strategy explained elsewhere in this document. This increase was for the most part offset by the positive effect on cash of the decrease of our future income tax assets, which also resulted from the change in the tax strategy. The increase in our accounts receivable is due to the increase in sales during the quarter.  These negative effects on cash were offset by the positive effect on cash of the $794,000 decrease in our inventories and the $2.7 million increase in our accounts payable and accrued liabilities. The decrease in our inventories resulted from increased sales activities during the quarter. The increase in our accounts payable and accrued liabilities resulted from the timing of certain purchases and payments as well as increased activities during the quarter.

Cash flows provided by operating activities were $7.2 million for the six months ended February 29, 2008. Cash flows provided by operating activities in the first half of fiscal 2008 were mainly attributable to the net earnings after items not affecting cash of $19.3 million, offset in part by the negative net change in non-cash operating items of $12.1 million; this negative net change in non-cash operating items was mainly due to the negative effect on cash of the $9.6 million increase in our income tax and tax credits recoverable, as well as the $3.0 million decrease in our accounts payable and accrued liabilities. The increase in our income taxes and tax credits recoverable comes from the increase in our tax credits as explained above. The decrease in our accounts payable and accrued liabilities is due to timing of purchases and payments during the period. These negative effects on cash flows were offset in part by the positive effect on cash of the $707,000 decrease in our inventories, which resulted from increased sales activities during the period.

Investing activities

Cash flows provided by investing activities were $13.2 million for the three months ended February 28, 2009, compared to cash flows used by investing activities of $5.7 million for the same period last year. In the second quarter of fiscal 2009, we disposed (net of acquisitions) of $16.1 million worth of short-term investments but paid $2.9 million for the purchase of capital assets. For the corresponding period last year, we acquired (net of disposal and maturity) $3.6 million worth of short-term investments and paid $2.1 million for the purchase of capital assets.

Cash flows provided by investing activities were $16.2 million for the six months ended February 28, 2009, compared to cash flows used by investing activities of $4.2 million for the same period last year. In the first half of fiscal 2009, we disposed (net of acquisitions) of $20.6 million worth of short-term investments but paid $4.5 million for the purchase of capital assets. For the corresponding period last year, we acquired (net of disposal and maturity) $480,000 worth of short-term investments and paid $3.7 million for the purchase of capital assets.

Financing activities

Cash flows used by financing activities were $25.6 million for the three months ended February 28, 2009, compared to cash flows of $10,000 provided by financing activities for the same period last year. During the second quarter of fiscal 2009, we paid $25.6 million for the redemption of share capital under our share repurchase programs. However, we received $5,000 from the exercise of stock options.

Cash flows used by financing activities were $26.0 million for the six months ended February 28, 2009, compared to cash flows provided by financing activities of $535,000 for the same period last year. During the first half of fiscal 2009, we paid $26.1 million for the redemption of share capital under our share repurchase programs. However, we received $31,000 from the exercise of stock options. For the corresponding period last year, cash flows provided by financing activities were due to changes in bank loan of $699,000, offset by the cash payment of $174,000 for the redemption of share capital under our normal course issuer bid program.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting. Foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at February 28, 2009, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2009 to August 2009	$18,800,000	1.0567
September 2009 to August 2010	24,200,000	1.0760
September 2010 to August 2011	14,600,000	1.1221
September 2011	1,000,000	1.1278
Total	$58,600,000	1.0822

The fair value of forward exchange contracts, which represents the amount that the company would receive or pay to settle the contracts based on the forward exchange rate at period end, amounted to net gains of $62,000 as at August 31, 2008, and net losses of $8.5 million as at February 29, 2009, following the significant decrease in the value of the Canadian dollar, compared to the US dollar, during the first six months of fiscal 2009.

CONTINGENCIES

Class action

On November 27, 2001, a class-action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled it and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  EXFO's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement could not be approved, because the defined settlement class, like the litigation class, could not be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008. On February 25, 2009, liaison counsel for the plaintiffs informed the district court that a settlement has been agreed to in principle, subject to formal approval by the parties, and preliminary and final approval by the court.

Due to the inherent uncertainties of litigation, the final outcome of the case including the approval of the settlement described above is uncertain and it is not possible to determine the amount of any possible losses. We will continue to defend our position in this litigation that the claims against EXFO, and our officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at February 28, 2009.

Contingent consideration

Following the purchase of assets during the three months ended February 28, 2009, we had a contingent cash consideration of up to $1,000,000, payable based upon the achievement of a booking volume in the next 24 months following the purchase.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

As at March 27, 2009, EXFO had 36,643,000 multiple voting shares outstanding, entitling to ten votes each and 22,969,344 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value. On December 18, 2008, we redeemed 7.7 million subordinated voting shares for a total consideration of CA$30 million (US$24.9 million), plus related fees of $576,000, in accordance with our substantial issuer bid program.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 3,203,521 as at February 28, 2009. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of our Board of Directors and to our Management and Corporate Officers as at February 28, 2009:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	10%	$9.05
Board of Directors (four individuals)	148,807	9%	$6.19
Management and Corporate Officers (eight individuals)	212,139	12%	$14.49

	540,588	31%	$10.40

Restricted Share Units	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	140,459	10%
Management and Corporate Officers (eleven individuals)	481,554	36%

	622,013	46%

Deferred Share Units	Number	% of issued and outstanding

Board of Directors (five individuals)	98,926	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at February 28, 2009, our off-balance sheet arrangements consisted of letters of guarantee. As at February 28, 2009, our letters of guarantee amounted to $5.4 million; these letters of guarantee expire at various dates through fiscal 2011. From this amount, we had $1.2 million worth of letters of guarantee for our own selling and purchase requirements, which were reserved from one of our lines of credit. The remainder in the amount of $4.2 million was used to secure our line of credit in Chinese currency. This line of credit was unused as at February 28, 2009. This $4.2 million letter of guarantee is secured by short-term investments.

VARIABLE INTEREST ENTITY

As of February 28, 2009, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last few years, has caused our operating expenses to increase significantly. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by general unfavorable economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry. With the recession in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

Also, risks and uncertainties related to the telecommunications test, measurement and monitoring industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, including our manufacturing facilities in China and our software development center in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in China and India.

Also, while strategic acquisitions, like those we have made in the past, those closed in fiscal 2008 and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

The current economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com or www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

Non-GAAP financial measure

We provide a non-GAAP financial measure (EBITDA*) as supplemental information regarding our operational performance. We use EBITDA for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. This measure also helps us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

The following table summarizes the reconciliation of EBITDA to GAAP net earnings:

	Three months ended February 28, 2009	Six months ended February 28, 2009	Three months ended February 29, 2008	Six months ended February 29, 2008

GAAP net earnings for the period	$2,655	$7,942	$4,024	$3,931

Add (deduct):

Amortization of property, plant and equipment	1,049	2,208	998	1,974
Amortization of intangible assets	1,246	2,565	720	1,454
Interest income	(175)	(641)	(1,616)	(3,099)
Income taxes	1,209	3,049	995	2,257

EBITDA for the period	$5,984	$15,123	$5,121	$6,517

EDITDA in percentage of sales	12.9%	16.3%	11.8%	7.7%

*	EBITDA is defined as net earnings before interest, income taxes, amortization of property, plant and equipment and amortization of intangible assets.